EXHIBIT 21.1

SUBSIDIARY LIST
Names of Significant Subsidiaries	State of Incorporation/ Organization	Name Under Which Business is Done

1. Camden Operating, L.P.	Delaware	Camden Operating, L.P.

2. Camden USA, Inc.	Delaware	Camden USA, Inc.

3. Camden Development, Inc.	Delaware	Camden Development, Inc.

4. Camden Summit Partnership, L.P.	Delaware	Camden Summit Partnership, L.P.